UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                                  ASTRALIS LTD.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                     046352
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                                 (CUSIP Number)

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       DONALD NICHOLSON                             KATHRYN A. CAMPBELL, ESQ.
        SKYEPHARMA PLC                               SULLIVAN & CROMWELL LLP
        105 PICCADILLY                                   1 NEW FETTER LANE
   LONDON W1J 7NJ, ENGLAND                           LONDON EC4A 1AN, ENGLAND
       +44 20 7491 1777                                  +44 20 7959 8900
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 16, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) 13d-1(g), check the following box [__]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.   Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons
     (Entities Only)

     SkyePharma PLC/330387911
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2.   Check the Appropriate Box if a Member of a Group          (a)  [   ]
     (See Instructions)                                        (b)  [ X ]
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3.   SEC Use Only

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4.   SOURCE OF FUNDS (See Instructions)
     WC
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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                              [   ]
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6.   Citizenship or Place of Organization
     England and Wales
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                            7.     Sole Voting Power
                                   0
                           --------------------------------------------------
         NUMBER OF          8.     Shared Voting Power
          SHARES                   25,253,900
    BENEFICIALLY OWNED     --------------------------------------------------
     BY EACH REPORTING      9.     Sole Dispositive Power
        PERSON WITH                25,253,900
                           --------------------------------------------------
                            10.    Shared Dispositive Power
                                   0
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         25,253,900
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12.      Check if the Aggregate Amount In Row (11) Excludes Certain Shares
         (See Instructions)                                             [ X ]
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13.      Percent of Class Represented by Amount in Row (11)
         34.5%
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14.      Type of Reporting Person (See Instructions)
         CO
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

         SkyePharma PLC, a company incorporated under the laws of England and Wales ("SkyePharma"), hereby amends and supplements its Statement on Schedule 13D, as heretofore amended and supplemented with respect to the common stock, par value $0.0001 per share, of Astralis Ltd., a Delaware corporation (the "Issuer"). Except as amended and supplemented hereby, SkyePharma's Statement on
Schedule 13D as heretofore amended and supplemented remains in full force and effect.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         Item 3 is supplemented to include the following:

         The source of funds to be used in making the purchases of shares of common stock of the Issuer in the open market as described below is SkyePharma's working capital.

Item 4.  Purpose of the Transaction.
         ---------------------------

         Item 4 is supplemented to include the following:

         SkyePharma acquired an additional 33,900 shares of common stock of the Issuer in open market transactions effected on the over the counter bulletin board on December 16, 2004 and December 17, 2004. The purpose of the transactions is to increase SkyePharma's equity position in the Issuer so as, together with the proposed transactions previously described, to gain significant influence or control over the Issuer. As a result of these purchases, SkyePharma's equity ownership in the Issuer has remained at 34.5%.

         Except as set forth in this statement, as of the date of the filing of this statement, neither SkyePharma, nor, to the best of its knowledge and belief any of its executive officers or directors, has any other plan or proposal which relates to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         Item 5 is supplemented to include the following:

         SkyePharma beneficially owns (i) 25,233,900 shares of Issuer common stock and (ii) warrants expiring November 13, 2006 to purchase 20,000 shares of Issuer common stock at $4.00 per share, or 34.5% of the 73,171,055 shares of common stock of the Issuer outstanding as of November 15, 2004, as reported in the Issuer's 10-QSB for the period ending September 30, 2004.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2004

                                       SKYEPHARMA PLC



                                       By: /s/ Donald Nicholson
                                           -----------------------------
                                           Donald Nicholson
                                           Finance Director